EXHIBIT 99.1

                                February 15, 2000

Edge Petroleum Corporation
2100 Texaco Heritage Plaza
Houston, Texas  77002

Gentlemen:

      At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Edge Petroleum Corporation (Edge) as of December 31, 1999. The subject properties are located in the states of Alabama, Louisiana, Mississippi, and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

      The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 1999 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 1999 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.


                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                   Certain Leasehold and Royalty Interests of
                           EDGE PETROLEUM CORPORATION
                             As of December 31, 1999
          -------------------------------------------------------------

                                                     PROVED
                            ----------------------------------------------------------
                                     DEVELOPED
                            ----------------------------                     TOTAL
                            PRODUCING     NON-PRODUCING    UNDEVELOPED       PROVED
                            -----------   --------------   ------------    -----------
NET REMAINING RESERVES
  Oil/Condensate -             173,821          187,833         72,855        434,509
  Plant Products -             110,300          105,821         50,752        266,873
  Gas - MMCF                     6,680            8,404          5,677         20,761

INCOME DATA
  Future Gross Revenue      $20,005,796     $24,491,354    $15,056,721     $59,553,871
  Deductions                                  3,537,946
                            -----------   --------------   ------------    -----------
  Future Net Income         $15,559,807     $20,953,408    $11,374,361     $47,887,576

  Discounted FNI @ 10%      $12,544,092     $13,983,962     $7,533,298     $34,061,352

Edge Petroleum Corporation
February 15, 2000
Page 2

                                                    PROBABLE
                            ----------------------------------------------------
                                     DEVELOPED                           TOTAL
                            --------------------------
                            PRODUCING    NON-PRODUCING   UNDEVELOPED   PROBABLE
                            ----------   -------------   -----------  ----------
NET REMAINING RESERVES
  Oil/Condensate -
Barrels                          7,039        43,223        10,517        60,779
  Plant Products -              17,635         8,467        17,635        43,737
  Gas - MMCF                       330           173           487           990

INCOME DATA
  Future Gross Revenue      $1,131,841    $1,509,038    $1,557,321    $4,198,200
  Deductions                    68,264       309,151       144,964       522,379
                            ----------    ----------    ----------    ----------
  Future Net Income (FNI)   $1,063,577    $1,199,887    $1,412,357    $3,675,821

  Discounted FNI @ 10%      $  420,672     $ 615,261    $  540,143    $1,576,076


                                                POSSIBLE
                               -------------------------------------------
                               DEVELOPED                           TOTAL
                             NON-PRODUCING     UNDEVELOPED       POSSIBLE
                               ----------       --------        ----------
NET REMAINING RESERVES
  Oil/Condensate -                 22,017          2,514            24,531
  Plant Products -                 13,521              0            13,521
  Gas - MMCF                          239             36               275

INCOME DATA
  Future Gross Revenue         $1,203,378       $130,905        $1,334,283
  Deductions                      216,446          8,661           225,107
                               ----------       --------        ----------
  Future Net Income            $  986,932       $122,244        $1,109,176

  Discounted FNI @ 10%         $  378,484       $ 99,477        $  477,961

      Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

      The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 78 percent and liquid hydrocarbon reserves account for the remaining 22 percent of total future gross revenue from proved reserves.

      The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

Edge Petroleum Corporation
February 15, 2000
Page 3

                                     DISCOUNTED FUTURE NET INCOME
                                       AS OF DECEMBER 31, 1999
                           ----------------------------------------------
       Discount Rate            Total            Total             Total
          Percent              Proved          Probable          Possible
       -------------        -----------       ----------         --------
             8              $36,046,605       $1,799,622         $539,132
            12              $32,307,866       $1,397,071         $431,282
            20              $26,892,683       $  935,802         $322,800
            25              $24,374,416       $  759,545         $285,552

     The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

     The PROVED RESERVES included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The PROBABLE RESERVES and POSSIBLE RESERVES included herein conform to definitions of probable and possible reserves approved by the SPE/WPC using the deterministic methodology. The definitions of proved, probable, and possible reserves are included under the tab "Reserve Definitions and Pricing Assumptions" in this report.

     We have included probable and possible reserves and income in this report at the request of Edge. These data are for Edge's information only and should not be included in reports to the SEC according to the SEC guidelines. The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

      The proved and probable developed non-producing reserves included herein are comprised of shut-in and behind pipe categories. The possible developed non-producing reserves included herein are comprised of the behind pipe category. The various reserve status categories are defined under the tab "Reserve Definitions and Pricing Assumptions" in this report.

ESTIMATES OF RESERVES

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Edge Petroleum Corporation
February 15, 2000
Page 4

FUTURE PRODUCTION RATES

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Edge.

     In general, we estimate that future gas production rates limited by allowables or marketing conditions will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

     Edge furnished us with prices in effect at December 31, 1999 and these prices were held constant except for known and determinable escalations. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1999 were not taken into account in this report. Future prices used in this report are discussed in more detail under the tab "Reserve Definitions and Pricing Assumptions" in this report.

COSTS

     Operating costs for the leases and wells in this report are based on the operating expense reports of Edge and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were furnished to us by Edge and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. At the request of Edge, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Edge's estimate.

Current costs were held constant throughout the life of the properties.

Edge Petroleum Corporation
February 15, 2000
Page 5

GENERAL

     Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 407 present our estimated projection of production and income by years beginning January 1, 2000, by state, county, field, and lease or well for fields in existence in the December 31, 1996 report. Prospect areas drilled between 1997 and the beginning of 1999 are shown next in alphabetical order and prospect areas drilled in late 1999 are shown at the end of this report.

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Edge owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Edge has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Edge were accepted without independent verification. The estimates presented in this report are based on data available through December 1999.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of Edge Petroleum Corporation. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                           Very truly yours,

                                       /S/ RYDER SCOTT COMPANY, L.P.

                                           Michael F. Stell, P.E.
                                           Vice President

Edge Petroleum Corporation
February 15, 2000
Page 6

                             DEFINITIONS OF RESERVES

PROVED RESERVES  (SEC DEFINITION)

      PROVED RESERVES of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

      Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

      Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

      Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

      Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

Edge Petroleum Corporation
February 15, 2000
Page 7

UNPROVED RESERVES  (SPE/WPC DEFINITIONS)

     Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

     Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

PROBABLE RESERVES

     Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

     In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reserves in the area,
(3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

POSSIBLE RESERVES

     Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

     In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

Edge Petroleum Corporation
February 15, 2000
Page 8

                         RESERVE STATUS CATEGORIES (SEC)

      Reserve status categories define the development and producing status of wells and/or reservoirs.

PROVED DEVELOPED

      Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

      Developed reserves may be subcategorized as producing or non-producing using the SPE/WPC Definitions:

     PRODUCING
     Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

     NON-PRODUCING
     Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

PROVED UNDEVELOPED

      Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

                         HYDROCARBON PRICING PARAMETERS

                  SECURITIES AND EXCHANGE COMMISSION PARAMETERS

OIL AND CONDENSATE

                                                Edge furnished us with oil and
condensate prices in effect at December 31, 1999 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to December 31, 1999 were not considered in this report.

PLANT PRODUCTS

                                                Edge furnished us with plant
product prices in effect at December 31, 1999 and these prices were held constant to depletion of the properties.

GAS

                                                Edge furnished us with gas
prices in effect at December 31, 1999 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December 31, 1999 gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.